Filed Pursuant to Rule 433
Registration No. 333-190911

Entergy Corporation
$650,000,000
4.0% Senior Notes due July 15, 2022
Final Terms and Conditions
June 25, 2015

Issuer:	Entergy Corporation

Security Type:	Senior Notes (SEC Registered)

Expected Ratings(1):	Baa3 (stable outlook) by Moody’s Investors Service BBB- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	June 25, 2015

Settlement Date (T+4):	July 1, 2015

Principal Amount:	$650,000,000

Interest Rate:	4.0%

Interest Payment Dates:	January 15 and July 15 of each year

First Interest Payment Date:	January 15, 2016

Final Maturity Date:	July 15, 2022

Optional Redemption Terms:	Make-whole call at any time prior to May 15, 2022 at a discount rate of Treasury plus 30 bps and, thereafter, at par

Benchmark Treasury:	1.875% due May 31, 2022

Spread to Benchmark Treasury:	+190 bps

Benchmark Treasury Price:	98-13

Benchmark Treasury Yield:	2.123%

Re-offer Yield:	4.023%

Price to Public:	99.859%

Net Proceeds Before Expenses:	$645,021,000

CUSIP / ISIN:	29364G AH6 / US29364GAH65

Joint Book-Running Managers:	BNP Paribas Securities Corp.
J.P. Morgan Securities LLC
Mizuho Securities USA Inc.
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (iii) Citigroup Global Markets Inc. toll free at 800-831-9146, (iv) J.P. Morgan Securities LLC collect at 1-212-834-4533, (v) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, (vi) Mitsubishi UFJ Securities (USA), Inc. at 1-877-649-6848, (vii) Mizuho Securities USA Inc. toll free at 1-866-271-7403 and (viii) Morgan Stanley & Co. LLC toll free at 1-866-718-1649.